

November 17, 2011

Via E-mail
Mr. Simon Chin
Chief Executive Officer
Iris Biotechnologies Inc.
5201 Great America Parkway, Suite 320
Santa Clara, California 95054

> **Re:** **Iris Biotechnologies Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 6, 2011**
> **File No. 000-53245**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 30

1. We see that based on management's assessment of your internal control over financial reporting that they concluded there is a material weakness in your internal control over financial reporting as of December 31, 2010, which appears to indicate that your internal

control over financial reporting is not effective. Please confirm to us that your management concluded as of December 31, 2010 that your internal control over financial reporting is not effective. Please revise in future filings to provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective in accordance with Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief